FLJ Group Limited

October 24, 2022

VIA EDGAR

Stacie Gorman

Maryse Mills-Apenteng

Office of Real Estate & Construction
Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Re:	FLJ Group Limited (CIK No. 0001769256) Registration Statement on Form F-3 (File No: 333-258187)

Dear Ms. Gorman and Ms. Mills-Apenteng:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), FLJ Group Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Form F-3”) be accelerated to, and that the Registration Statement become effective at 4:00 p.m., Eastern Time on October 26, 2022 or as soon thereafter as practicable. In this regard, the Company is aware of its obligations under the Securities Act as they relate to the proposed public offering of securities pursuant to the Form F-3.

Thank you for your assistance in this matter.

Very truly yours,

FLJ Group Limited

By: /s/ Chengcai Qu
Name: Chengcai Qu

Title: Chairman of the Board of Directors, Chief Executive Officer, Chief Operating Officer and Vice President